                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 4 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Zenith National Insurance Corp.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    989390109
                                    ---------
                                 (CUSIP Number)

                                   Paul Rivett
                                 Vice President
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                                 Brice T. Voran
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                 August 2, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of Rule 13d-1(b)(3) or (4),
                         check the following box [ ].

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 2 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            V. PREM WATSA

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      CANADIAN

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      3,921,545
                 Reporting
                Person With
                                       -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,921,545
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,921,545

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    16.2% (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 3 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person        1109519 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]
--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization     ONTARIO, CANADA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      3,921,545
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,921,545
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,921,545

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    16.2%  (see Item 5)
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 4 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person      THE SIXTY TWO INVESTMENT COMPANY LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      BRITISH COLUMBIA, CANADA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      3,921,545
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,921,545

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,921,545

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]

--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    16.2%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 5 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            810679 ONTARIO LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      ONTARIO, CANADA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power


                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power 3,921,545
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,921,545
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,921,545

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    16.2%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 6 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            FAIRFAX FINANCIAL HOLDINGS LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      CANADA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      3,921,545
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
`                                      (10) Shared Dispositive Power 3,921,545
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,921,545

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    16.2%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 7 of 57 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person        CRC (BERMUDA) REINSURANCE LIMITED

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      BERMUDA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      323,574
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 323,574
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  323,574

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)            1.4%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 8 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            FFHL GROUP LTD.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      CANADA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power 3,597,971
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,597,971
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person 3,597,971

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    14.9%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                           Page 9 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            FAIRFAX INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      WYOMING

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      3,597,971
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 3,597,971
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  3,597,971

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)    14.9%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 10 of 57 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            TIG HOLDINGS, INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      1,357,524
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 1,357,524
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,357,524

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     5.6%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 11 of 58 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            TIG INSURANCE GROUP, INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      1,357,524
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 1,357,524
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,357,524

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     5.6%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 12 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            TIG INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      CALIFORNIA

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      1,357,524
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 1,357,524

--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,357,524

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)      5.6% (See Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (see instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 13 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            ODYSSEY RE HOLDINGS CORP.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power 1,357,524
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 1,357,524
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,357,524

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     5.6%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 14 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person     ODYSSEY AMERICA REINSURANCE CORPORATION

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      CONNECTICUT

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      1,357,524
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 1,357,524
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,357,524

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)     5.6%  (see Item 5)

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 15 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            CLEARWATER INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      83,224
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 83,224
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  83,224

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)       0.4%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 16 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            CRUM & FORSTER HOLDINGS CORP.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      2,240,447
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 2,240,447
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,240,447

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)       9.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                         Page 17 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            CRUM & FORSTER HOLDING INC.

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      2,240,447
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 2,240,447
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,240,447

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)       9.8%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 18 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person      UNITED STATES FIRE INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      DELAWARE

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      2,240,447
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 2,240,447
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  2,240,447

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)       9.8%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 989390109                                          Page 19 of 54 Pages

--------------------------------------------------------------------------------
(1)    Name of Reporting Person            THE NORTH RIVER INSURANCE COMPANY

--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group         (a)  [ ]
                                                                (b)  [X]
--------------------------------------------------------------------------------
(3)    SEC Use Only

--------------------------------------------------------------------------------
(4)    Source of Funds         WC

--------------------------------------------------------------------------------
(5) Check box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization      NEW JERSEY

--------------------------------------------------------------------------------
                                       (7)  Sole Voting Power

                 Number of
            Shares Beneficially
                   Owned               -----------------------------------------
                  by Each              (8)  Shared Voting Power      0
                 Reporting
                Person With            -----------------------------------------
                                       (9)  Sole Dispositive Power

                                       -----------------------------------------
                                       (10) Shared Dispositive Power 0
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  0

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [ ]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)       0%

--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)           CO
--------------------------------------------------------------------------------

            This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 6, 1999 by Fairfax Financial Holdings Limited ("Fairfax"), Hamblin Watsa Investment Counsel Ltd., The Sixty Two Investment Company Limited and V. Prem Watsa relating to the purchase of 6,574,445 shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a Delaware insurance holding company ("Zenith"), pursuant to a Stock Purchase Agreement (the "1999 Stock Purchase Agreement") dated as of June 25, 1999 between Fairfax and Reliance Insurance Company, which Statement on Schedule 13D (such schedule, as amended, being the "Schedule 13D") was amended by (i) Amendment No. 1 to the Statement on Schedule 13D relating to the Stock Purchase Agreement (the "2001 Stock Purchase Agreement") dated as of November 21, 2001 between Clearwater Insurance Company ("Clearwater"), a Delaware corporation, formerly known as Odyssey Reinsurance Corporation, and Zenith, providing for the purchase and sale of 1,000,000 shares of Common Stock of Zenith, (ii) Amendment No. 2 to the Statement on Schedule 13D relating to the purchase on March 21, 2003 by Odyssey America Reinsurance Corporation ("Odyssey America"), a Connecticut corporation, of $30,000,000 aggregate principal amount of 5.75% convertible senior notes due 2023 of Zenith (the "Senior Notes"), which Senior Notes are currently convertible, as described below in Item 5, into 1,200,000 shares of Common Stock of Zenith and (iii) Amendment No. 3 to the Statement on Schedule 13D relating to the sale of 3,100,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax pursuant to an underwriting agreement, dated as of July 27, 2004, among the underwriters named in Schedule A thereto, Zenith and certain subsidiaries of Fairfax, as selling stockholders, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 filed by Zenith with the Commission.

            This Amendment No. 4 relates to the sale (the "Transaction") of 2,000,000 shares of Common Stock of Zenith by certain subsidiaries of Fairfax on August 2, 2005. The closing of the Transaction is expected to occur on or about August 5, 2005 and is subject to customary conditions.

            TIG Insurance Group, which was previously a Reporting Person, merged with and into a Delaware corporation, and the surviving company was renamed TIG Insurance Group, Inc.

            The following amendments to Items 2, 4, 5 and 7 of the Schedule 13D are hereby made.

ITEM 2.     IDENTITY AND BACKGROUND

            Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

            1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

            3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

            4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519, and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            6. CRC (Bermuda) Reinsurance Limited ("CRC (Bermuda)"), a corporation incorporated under the laws of Bermuda, is a wholly-owned subsidiary of Fairfax. The principal business of CRC (Bermuda) is reinsurance. The principal business address and principal office address of CRC (Bermuda) is c/o Westbrook Limited, Richmond House, 12 Par-la-Ville Road, P.O. Box HM 1022 Hamilton, HM DX Bermuda.

            7. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

            8. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

            9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

            10. TIG Insurance Group, Inc. ("TIG Insurance Group"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

            11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

            12. Odyssey Re Holdings Corp. ("OdysseyRe"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of OdysseyRe is as a holding company. The principal business address and principal office address of OdysseyRe is 300 First Stamford Place, Stamford, Connecticut 06902;

            13. Odyssey America, a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of OdysseyRe. The principal business of Odyssey America is REINSURANCE. The principal business address and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;

            14. Clearwater, a corporation incorporated under the laws of Delaware, formerly known as Odyssey Reinsurance Corporation, is a wholly-owned subsidiary of Odyssey America. The principal business of Clearwater is reinsurance and insurance. The principal business address and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;

            15. Crum & Forster Holdings Corp., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holdings Corp. is as a holding company. The principal business address and principal office address of Crum & Forster Holdings Corp. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962;

            16. Crum & Forster Holding Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of Crum & Forster Holding Inc. is as a holding company. The principal business address and principal office address of Crum & Forster Holding Inc. is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962;

            17. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962; and

            18. The North River Insurance Company ("North River"), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, P.O. Box 1943, Morristown, New Jersey 07962.

            Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, CRC (Bermuda), FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG, OdysseyRe, Odyssey America, Clearwater, Crum & Forster Holdings Corp., Crum & Forster Holding Inc., US Fire or North River that such person is the beneficial owner of the shares of Common Stock of Zenith referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

            The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons (other than V. Prem Watsa, an individual) are set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P or Q, as the case may be, and such Annexes are incorporated herein by reference.

            Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the shares of Common Stock of Zenith.

            During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "The shares of Common Stock of Zenith referred to herein and the Senior Notes have been acquired by the Reporting Persons for investment purposes and not for the purposes of, or in connection with, or as a participant in, any transaction having the purpose of changing or influencing the control of Zenith. Fairfax and Zenith have entered into a standstill agreement dated as of June 30, 1999 (the "Original Standstill Agreement") as amended by Amendment No. 1 to the Standstill Agreement dated March 21, 2003 (the "Standstill Amendment", and together with the Original Standstill Agreement, the "Standstill Agreement") which prohibits Fairfax, subject to the terms and conditions set forth in the Standstill Agreement, from acquiring any additional securities or assets of Zenith until the earlier of (i) December 31, 2006 or (ii) the date on which Stanley R. Zax is no longer the full-time President and Chairman of the Board of Directors of Zenith. In addition, Fairfax has entered into a Proxy Agreement dated March 28, 2002 (the "Proxy Agreement") appointing John Clark (the "Trustee") as its proxy with respect to all matters for which Fairfax and all of its subsidiary corporations have the right to vote shares of Common Stock of Zenith. Under the Proxy Agreement, the Trustee shall vote such shares in the same proportion as the vote ultimately cast by all other voting stockholders. In the event that a proxy contest not supported by management occurs while the Standstill Agreement remains in effect, the Trustee shall vote as recommended by management of Zenith.

            The Reporting Persons have the following plans and proposals:

            (a) The Reporting Persons have no current intention to acquire or dispose of securities of Zenith, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Zenith, including the price and availability of the securities of Zenith, subsequent developments affecting Zenith's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of Zenith or may decide in the future to sell all or part of their investment in Zenith;

            (b) The Reporting Persons have no plans or proposals to cause Zenith to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Zenith or any of its subsidiaries;

            (c) The Reporting Persons have no plans or proposals to cause Zenith or any of its subsidiaries to sell or transfer a material amount of assets;

            (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of Zenith, whether through a change in the number or term of directors or otherwise;

            (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of Zenith;

            (f) The Reporting Persons have no plans or proposals to cause Zenith to make any other material change in its business or corporate structure;

            (g) The Reporting Persons have no plans or proposals to cause Zenith to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Zenith by any person;

            (h) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

            (i) The Reporting Persons have no plans or proposals to cause the shares of Common Stock of Zenith to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

            (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

            The descriptions in this Item 4 of the Standstill Agreement and the Proxy Agreement are qualified in their entirety by reference to the Standstill Agreement and the Proxy Agreement, copies of which have been filed as Exhibits to this Schedule 13D."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

            "(a) Based on the most recent information available, the aggregate number and percentage of the shares of Common Stock of Zenith (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons (including, where applicable, shares of Common Stock of Zenith issuable upon conversion of the Senior Notes, which are currently convertible as described below) are set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

            The Senior Notes are convertible at any time prior to March 30, 2023 following the occurrence of any of the following events: (i) during any fiscal quarter (beginning with the third quarter of 2003) if the sale price of Zenith's Common Stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day; (ii) after the 30th day following the initial issuance of the Senior Notes, if, and so long as, the Senior Notes are rated by Standard & Poor's Rating Services below "BB-" (or an equivalent successor rating), or the credit rating assigned to the Senior Notes is suspended or withdrawn; (iii) if Zenith has called the Senior Notes for redemption; or (iv) upon the occurrence of certain corporate events.

            The Senior Notes are currently convertible into shares of Common Stock of Zenith as of the date of filing this Schedule 13D and have therefore been included, where applicable, in the aggregate number and percentage of the shares of Common Stock of Zenith reported in this Schedule 13D as beneficially owned by the Reporting Persons, as required by Rule 13d-3(d)(1)(i) under the Exchange Act. Whether the Senior Notes will be convertible in the future will depend upon the occurrence of the events specified above.

            Not including shares of Common Stock of Zenith issuable upon conversion of the Senior Notes, the following Reporting Persons beneficially own the aggregate number and percentage of the shares of Common Stock of Zenith set forth below.

                              Aggregate Amount      Percent of Class Represented
Name of Reporting Person      Beneficially Owned    by Such Amount
------------------------      ------------------    ---------------------------
Odyssey America, OdysseyRe,         157,524                    0.1%
TIG Insurance Group, TIG
Insurance Company and TIG
Holdings, Inc.

Fairfax Inc. and FFHL Group       2,397,971                   10.4%
Ltd.

Fairfax, 810679, Sixty Two,       2,721,545                   11.9%
1109519 and V. Prem Watsa


            (b) The numbers of shares of Common Stock of Zenith as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

            (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M, N, O, P or Q, beneficially owns, or during the last 60 days has acquired or disposed of, any shares of Common Stock of Zenith.

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of Zenith held by the Reporting Persons other than each of the Reporting Persons.

            (e)   Not applicable."

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

         "4.0 Joint Filing Agreement dated as of August 2, 2005 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Crum & Forster Holdings Corp., Crum & Forster Holding Inc., United States Fire Insurance Company, and The North River Insurance Company.

         4.1 Lock-up Agreement dated August 2, 2005 of Fairfax Financial Holdings Limited."

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete and correct.

            IN WITNESS WHEREOF, the undersigned has executed this Schedule 13D as of the day of August, 2005.

                                 V. Prem Watsa



                                 /s/ V. Prem Watsa
                                 ----------------------------------------




                                 1109519 Ontario Limited



                                 By: /s/ V. Prem Watsa
                                     ------------------------------------
                                     Name:  V. Prem Watsa
                                     Title: President




                                 The Sixty Two Investment Company Limited



                                 By: /s/ V. Prem Watsa
                                     ------------------------------------
                                     Name:  V. Prem Watsa
                                     Title: President

                                 810679 Ontario Limited



                                 By: /s/ V. Prem Watsa
                                     ------------------------------------
                                     Name:  V. Prem Watsa
                                     Title: President




                                 Fairfax Financial Holdings Limited



                                 By: /s/ Paul Rivett
                                     ------------------------------------
                                     Name:  Paul Rivett
                                     Title: Vice President




                                 CRC (Bermuda) Reinsurance Limited



                                 By:  /s/ Ronald Schokking
                                     ------------------------------------
                                    Name:  Ronald Schokking
                                    Title: Vice President




                                 FFHL Group Ltd.



                                 By: /s/ V. Prem Watsa
                                     ------------------------------------
                                    Name:  V. Prem Watsa
                                    Title: Vice President and Director

                                 Fairfax Inc.



                                 By: /s/ John Cassil
                                     ------------------------------------
                                    Name:  John Cassil
                                    Title: Vice President




                                 TIG Holdings, Inc.



                                 By: /s/ V. Prem Watsa
                                     ------------------------------------
                                     Name:  V. Prem Watsa
                                     Title: Chairman and Director




                                 TIG Insurance Group, Inc.



                                 By: /s/ Scott Donovan
                                     ------------------------------------
                                     Name:  Scott Donovan
                                     Title: President




                                 TIG Insurance Company



                                 By: /s/ Scott Donovan
                                     ------------------------------------
                                     Name:  Scott Donovan
                                     Title: President

                                 Odyssey Re Holdings Corp.



                                 By: /s/ Robert Giammarco
                                     ------------------------------------
                                     Name:  Robert Giammarco
                                     Title: Executive Vice President and
                                            Chief Financial Officer




                                 Odyssey America Reinsurance Corporation



                                 By:  /s/ Robert Giammarco
                                     ------------------------------------
                                     Name:  Robert Giammarco
                                     Title: Executive Vice President




                                 Clearwater Insurance Company



                                 By: /s/ Robert Giammarco
                                     ------------------------------------
                                     Name:  Robert Giammarco
                                     Title: Executive President




                                 Crum & Forster Holdings Corp.



                                 By: /s/ Carol Ann Soos
                                     ------------------------------------
                                     Name:  Carol Ann Soos
                                     Title: Secretary

                                 Crum & Forster Holding Inc.



                                 By: /s/ Valerie J. Gasparik
                                     ------------------------------------
                                     Name:  Valerie J. Gasparik
                                     Title: Secretary






                                 United States Fire Insurance Company



                                 By: /s/ Carol Ann Soos
                                     ------------------------------------
                                     Name:  Carol Ann Soos
                                     Title: Vice President





                                 The North River Insurance Company



                                 By: /s/ Carol Ann Soos
                                     ------------------------------------
                                     Name:  Carol Ann Soos
                                     Title: Vice President

                                   ANNEX INDEX

      ANNEX            DESCRIPTION
      -----            -----------
        A              Directors and Executive Officers of 1109519 Ontario
                       Limited

        B              Directors and Executive Officers of The Sixty Two
                       Investment Company Limited

        C              Directors and Executive Officers of 810679 Ontario
                       Limited

        D              Directors and Executive Officers of Fairfax Financial
                       Holdings Limited

        E              Directors and Executive Officers of CRC (Bermuda)
                       Reinsurance Limited

        F              Directors and Executive Officers of FFHL Group Ltd.

        G              Directors and Executive Officers of Fairfax Inc.

        H              Directors and Executive Officers of TIG Holdings, Inc.

        I              Directors and Executive Officers of TIG Insurance
                       Group, Inc.

        J              Directors and Executive Officers of TIG Insurance
                       Company

        K              Directors and Executive Officers of Odyssey Re Holdings
                       Corp.

        L              Directors and Executive Officers of Odyssey America
                       Reinsurance Corporation

        M              Directors and Executive Officers of Clearwater
                       Insurance Company

        N              Directors and Executive Officers of Crum & Forster
                       Holdings Corp.

        O              Directors and Executive Officers of Crum & Forster
                       Holding Inc.

        P              Directors and Executive Officers of United States Fire
                       Insurance Company

        Q              Directors and Executive Officers of The North River
                       Insurance Company

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS
                                             OF ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                   CITIZENSHIP
----                                         -------------------------------           -----------
V. Prem Watsa                                Chairman and Chief Executive Officer,     Canadian
(President and Director)                     Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Eric P. Salsberg                             Vice President, Corporate Affairs,        Canadian
(Assistant Secretary and Director)           Fairfax Financial Holdings Limited

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME, PRINCIPAL
                                             BUSINESS AND ADDRESS OF ANY
                                             CORPORATION OR OTHER ORGANIZATION IN
NAME                                         WHICH SUCH EMPLOYMENT IS CONDUCTED        CITIZENSHIP
----                                         -------------------------------           -----------
V. Prem Watsa                                Chairman and Chief Executive Officer,     Canadian
(President and Director)                     Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Eric P. Salsberg                             Vice President, Corporate Affairs,        Canadian
(Assistant Secretary and Director)           Fairfax Financial Holdings Limited

                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                    CITIZENSHIP
----                                         -------------------------------            -----------
V. Prem Watsa                                Chairman and Chief Executive Officer,      Canadian
(President and Director)                     Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Eric P. Salsberg                             Vice President, Corporate Affairs,         Canadian
(Assistant Secretary and Director)           Fairfax Financial Holdings Limited

                                                                         ANNEX D


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.


                                               PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND THE NAME,
                                               PRINCIPAL BUSINESS AND ADDRESS OF
                                               ANY CORPORATION OR OTHER
                                               ORGANIZATION IN WHICH SUCH
NAME                                           EMPLOYMENT IS CONDUCTED                   CITIZENSHIP
----                                           -------------------------------           -----------
V. Prem Watsa                                  Chairman and Chief Executive Officer,     Canadian
(Chairman and Chief Executive Officer)         Fairfax Financial Holdings Limited
                                               95 Wellington Street West
                                               Suite 800
                                               Toronto, Ontario  M5J 2N7

Frank B. Bennett                               President, Artesian Management Inc.       United States
(Director)                                     301 Carlson Parkway,
                                               Suite 120
                                               Minnetonka, MN  55305

Robbert Hartog                                 President, Robhar Investments Ltd.        Canadian
(Director)                                     R.R. #1
                                               Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                              Independent Business Consultant           Canadian
(Director)                                     Toronto, Ontario, Canada

Paul Murray                                    President,                                Canadian
(Director)                                     Pine Smoke Investments
                                               Toronto, Ontario, Canada

Brandon W. Sweitzer                            Senior Advisor to the President of        United States
(Director)                                     the Chamber of Commerce of the United
                                               States
                                               1615 H Street, NW
                                               Washington, DC 20062


                                               PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT AND THE NAME,
                                               PRINCIPAL BUSINESS AND ADDRESS OF
                                               ANY CORPORATION OR OTHER
                                               ORGANIZATION IN WHICH SUCH
NAME                                           EMPLOYMENT IS CONDUCTED                   CITIZENSHIP
----                                           -------------------------------           -----------
Greg Taylor                                    Vice President and Chief                  Canadian
(Vice President and Chief Financial Officer)   Financial Officer, Fairfax
                                               Financial Holdings Limited

Eric P. Salsberg                               Vice President, Corporate Affairs,        Canadian
(Vice President, Corporate Affairs)            Fairfax Financial Holdings Limited

Paul Rivett                                    Vice President,                           Canadian
(Vice President)                               Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        CRC (BERMUDA) REINSURANCE LIMITED

            The following table sets forth certain information with respect to the directors and executive officers of CRC (Bermuda) Reinsurance Limited.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                 CITIZENSHIP
----                                         -------------------------------         -----------

Sam Chan                                     Vice President                          Canadian
(Director and President)                     Fairfax Financial Holdings Limited
                                             95 Wellington Street West, Ste. 800
                                             Toronto, ON

Charles Collis                               Attorney                                British/Bermudian
(Director)                                   Conyers Dill & Pearman
                                             Clarendon House, Church Street
                                             Hamilton, Bermuda

Christopher Garrod                           Attorney                                British/Bermudian
(Director)                                   Conyers Dill & Pearman
                                             Clarendon House, Church Street
                                             Hamilton, Bermuda

Ronald Schokking                             Vice President, Finance                 Canadian
(Director, Vice President and Treasurer)     Fairfax Financial Holdings Limited

Bradley P. Martin                            Vice President                          Canadian
(Vice President)                             Fairfax Financial Holdings Limited

Eric P. Salsberg                             Vice President, Corporate Affairs       Canadian
(Vice President)                             Fairfax Financial Holdings Limited

                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

            The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                  CITIZENSHIP
----                                         -------------------------------          -----------
James F. Dowd                                President and Chief Executive            United States
(Chairman)                                   Officer, Fairfax Inc.
                                             305 Madison Avenue
                                             Morristown, NJ  07962

Eric P. Salsberg                             Vice President, Corporate Affairs,       Canadian
(Vice President and Director)                Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Bradley P. Martin                            Vice President,                          Canadian
(Vice President and Secretary)               Fairfax Financial Holdings Limited

V. Prem Watsa                                Chairman and Chief Executive Officer,    Canadian
(Vice President and Director)                Fairfax Financial Holdings Limited

Ronald Schokking                             Vice President, Finance                  Canadian
(Vice President)                             Fairfax Financial Holdings Limited

M. Jane Williamson                           Vice President,                          Canadian
(Director)                                   Fairfax Financial Holdings Limited

                                                                         ANNEX G

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

            The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.


                                      PRESENT PRINCIPAL OCCUPATION OR
                                      EMPLOYMENT AND THE NAME,
                                      PRINCIPAL BUSINESS AND ADDRESS OF
                                      ANY CORPORATION OR OTHER
                                      ORGANIZATION IN WHICH SUCH
NAME                                  EMPLOYMENT IS CONDUCTED                      CITIZENSHIP
----                                  -------------------------------              -----------
Eric P. Salsberg                      Vice President, Corporate Affairs,           Canadian
(Vice President and Director)         Fairfax Financial Holdings Limited
                                      95 Wellington Street West
                                      Suite 800
                                      Toronto, Ontario  M5J 2N7

James F. Dowd                         Chairman, President and Chief                United States
(Chairman, President & CEO)           Executive Officer, Fairfax Inc.
                                      305 Madison Avenue
                                      Morristown, NJ  07962

Ronald Schokking                      Vice President, Finance,                     Canadian
(Vice President)                      Fairfax Financial Holdings Limited

Trevor J. Ambridge                    Vice President and Chief Financial           Canadian
(Vice President)                      Officer,
                                      Fairfax Financial Holdings Limited


John Cassil                           Vice President,                              United States
(Vice President)                      Fairfax Inc.




                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

            The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                  CITIZENSHIP
----                                         -------------------------------          -----------

V. Prem Watsa                                Chairman and Chief Executive Officer,    Canadian
(Chairman and Director)                      Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Trevor J. Ambridge                           Vice President and Chief                 Canadian
(Director)                                   Financial Officer,
                                             Fairfax Financial Holdings Limited

Dennis C. Gibbs                              Chief Executive Officer and Director,    United States
(Chief Executive Officer and Director)       TIG Insurance Company

R. Scott Donovan                             President and Director,                  United States
(President and Director)                     TIG Insurance Company

Michael J. Sluka                             Senior Vice President, Chief             United States
(Senior Vice President, Chief Financial      Financial Officer, Treasurer and
Officer, and Treasurer)                      Director,
                                             TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            TIG INSURANCE GROUP, INC.

            The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group, Inc.

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                         -------------------------------      -----------
R. Scott Donovan                             President and Director,              United States
(President and Director)                     TIG Insurance Company

Dennis C. Gibbs                              Chief Executive Officer and          United States
(Chief Executive Officer and Director)       Director,
                                             TIG Insurance Company

Charles G. Ehrlich                           Senior Vice President and Director,  United States
(Senior Vice President, General              TIG Insurance Company
Counsel and Secretary)

Michael J. Sluka                             Senior Vice President, Chief         United States
(Senior Vice President, Chief Financial      Financial Officer, Treasurer and
Officer, Treasurer, and Director)            Director,
                                             TIG Insurance Company

William J. Gillett                                                                United States
(Director)

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

            The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                  CITIZENSHIP
----                                         -------------------------------          -----------
Dennis C. Gibbs                              Chairman, Chief Executive Officer and    United States
(Chairman, Chief Executive Officer and       Director,
Director)                                    TIG Insurance Company

R. Scott Donovan                             President and Director,                  United States
(President and Director)                     TIG Insurance Company

Charles G. Ehrlich                           Senior Vice President and Director,      United States
(Senior Vice President and Director)         TIG Insurance Company

John M. Parker                               Senior Vice President, General           United States
(Senior Vice President, General Counsel,     Counsel, and Secretary,
and Secretary)                               TIG Insurance Company

Robert L. Gossett                            Senior Vice President and Director,      United States
(Senior Vice President and Director)         TIG Insurance Company

Michael J. Sluka                             Senior Vice President, Chief             United States
(Senior Vice President, Chief Financial      Financial Officer, Treasurer and
Officer, Treasurer and Director)             Director,
                                             TIG Insurance Company

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            ODYSSEY RE HOLDINGS CORP.

            The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                  CITIZENSHIP
----                                         -------------------------------          -----------
V. Prem Watsa                                Chairman and Chief Executive Officer,    Canadian
(Chairman)                                   Fairfax Financial Holdings Limited
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

James F. Dowd                                President and Chief Executive            United States
(Vice Chairman)                              Officer, Fairfax Inc.
                                             305 Madison Avenue
                                             Morristown, NJ  07962

Andrew Barnard                               President, Chief Executive Officer,      United States
(President, Chief Executive Officer and      and Director
Director)                                    Odyssey Re Holdings Corp.
                                             300 First Stamford Place,
                                             Stamford, Connecticut 06902

Michael G. Wacek                             Executive Vice President,                United States
(Executive Vice President)                   Odyssey Re Holdings Corp.

Robert Giammarco                             Executive Vice President and Chief       Canadian
(Executive Vice President and Chief          Financial Officer,
Financial Officer)                           Odyssey Re Holdings Corp.


Anthony J. Narciso, Jr.                      Senior Vice President and Controller,    United States
(Senior Vice President and Controller)       Odyssey Re Holdings Corp.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS OF
                                             ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED                  CITIZENSHIP
----                                         -------------------------------          -----------
Donald L. Smith                              Senior Vice President,                   United States
(Senior Vice President, General Counsel      General Counsel and Corporate
and Corporate Secretary)                     Secretary,
                                             Odyssey Re Holdings Corp.

Frank B. Bennett                             President, Artesian Management Inc.      United States
(Director)                                   301 Carlson Parkway,
                                             Suite 120
                                             Minnetonka, MN  55305

Anthony F. Griffiths                         Independent Consultant and Corporate     Canadian
(Director)                                   Director,
                                             95 Wellington Street West
                                             Suite 800
                                             Toronto, Ontario  M5J 2N7

Robbert Hartog                               President, Robhar Investments Ltd.       Canadian
(Director)                                   R.R. #1
                                             Perkinsfield, Ontario  L0L 2J0

Brandon W. Sweitzer                          Senior Advisor to the President of       United States
(Director)                                   the Chamber of Commerce of the United
                                             States
                                             1615 H Street, NW
                                             Washington, DC 20062

Samuel A. Mitchell                           Principal, Hamblin Watsa Investment      United States
(Director)                                   Counsel, Ltd.
                                             Toronto, Ontario, Canada

                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                     ODYSSEY AMERICA REINSURANCE CORPORATION

            The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS
                                             OF ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED               CITIZENSHIP
----                                         -------------------------------       -----------
Andrew A. Barnard                            President, Chief Executive            United States
(Chairman, Chief Executive Officer and       Officer, and Director
Director)                                    Odyssey Re Holdings Corp.
                                             300 First Stamford Place,
                                             Stamford, Connecticut 06902

Michael G. Wacek                             Executive Vice President,             United States
(President and Director)                     Odyssey Re Holdings Corp.

Mark W. Hinkley                              Executive Vice President,             United States
(Executive Vice President and Director)      Odyssey America Reinsurance
                                             Corporation
                                             300 First Stamford Place
                                             Stamford, CT  06902

James E. Migliorini                          Executive Vice President,             United States
(Senior Vice President and Director)         Odyssey America Reinsurance
                                             Corporation

Donald L. Smith                              Senior Vice President, General        United States
(Senior Vice President and General Counsel   Counsel and Corporate Secretary,
and Director)                                Odyssey Re Holdings Corp.

Brian D. Young                               Executive Vice President,             United States
(Executive Vice President and Director)      Odyssey America Reinsurance
                                             Corporation

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS
                                             OF ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED               CITIZENSHIP
----                                         -------------------------------       -----------
Robert Giammarco                             Executive Vice President and Chief    Canadian
(Executive Vice President and Director)      Financial Officer,
                                             Odyssey Re Holdings Corp.

                                                                         ANNEX M

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CLEARWATER INSURANCE COMPANY

            The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.


                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS
                                             OF ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED               CITIZENSHIP
----                                         -------------------------------       -----------
Andrew A. Barnard                            President, Chief Executive            United States
(Chairman, Chief Executive Officer and       Officer, and Director
Director)                                    Odyssey Re Holdings Corp.
                                             300 First Stamford Place,
                                             Stamford, Connecticut 06902

James E. Migliorini                          Executive Vice President,             United States
(President and Director)                     Odyssey America Reinsurance
                                             Corporation
                                             300 Stamford Place
                                             Stamford, CT  06902

Mark W. Hinkley                              Executive Vice President,             United States
(Executive Vice President and Director)      Odyssey America Reinsurance
                                             Corporation

Robert S. Bennett                            Executive Vice President and Chief    United States
(Executive Vice President, Chief Actuary     Actuary,
and Director)                                Odyssey America Reinsurance
                                             Corporation

Donald L. Smith                              Senior Vice President, General        United States
(Senior Vice President, General Counsel,     Counsel and Corporate Secretary,
Corporate Secretary and Director)            Odyssey Re Holdings Corp.

                                             PRESENT PRINCIPAL OCCUPATION OR
                                             EMPLOYMENT AND THE NAME,
                                             PRINCIPAL BUSINESS AND ADDRESS
                                             OF ANY CORPORATION OR OTHER
                                             ORGANIZATION IN WHICH SUCH
NAME                                         EMPLOYMENT IS CONDUCTED               CITIZENSHIP
----                                         -------------------------------       -----------
Brian D. Young                               Executive Vice President,             United States
(Executive Vice President and Director)      Odyssey America Reinsurance
                                             Corporation

Robert Giammarco                             Executive Vice President and Chief    Canadian
(Executive Vice President and Director)      Financial Officer,
                                             Odyssey Re Holdings Corp.

Christopher L. Gallagher                     Senior Vice President,                United States
(Executive Vice President and Director)      Odyssey America Reinsurance
                                             Corporation

                                                                         ANNEX N

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRUM & FORSTER HOLDINGS CORP.

            The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holdings Corp.

                                  PRESENT PRINCIPAL OCCUPATION
                                  OR EMPLOYMENT AND THE NAME,
                                  PRINCIPAL BUSINESS AND ADDRESS
                                  OF ANY CORPORATION OR OTHER
                                  ORGANIZATION IN WHICH SUCH
NAME                              EMPLOYMENT IS CONDUCTED          CITIZENSHIP
----                              ------------------------------   -----------

V. Prem Watsa                     Chairman and Chief Executive     Canadian
(Chairman)                        Officer, Fairfax Financial
                                  Holdings Limited
                                  95 Wellington Street West
                                  Suite 800
                                  Toronto, Ontario  M5J 2N7

Nikolas Antonopoulos              Chief Executive Officer and      United States
(Chief Executive Officer and      President,
President)                        Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Mary Jane Robertson               Executive Vice President, Chief  United States
(Executive Vice President, Chief  Financial Officer and Treasurer,
Financial Officer and Treasurer)  Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries

Frank B. Bennett                  President, Artesian Management   United States
(Director)                        Inc.
                                  301 Carlson Parkway,
                                  Suite 120
                                  Minnetonka, MN  55305

Robbert Hartog                    President, Robhar Investments    Canadian
(Director)                        Ltd.
                                  R.R. #1
                                  Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                 Independent Business Consultant  Canadian
(Director)                        Toronto, Ontario, Canada

                                                                         ANNEX O

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CRUM & FORSTER HOLDING INC.

            The following table sets forth certain information with respect to the directors and executive officers of Crum & Forster Holding Inc.

                                  PRESENT PRINCIPAL OCCUPATION
                                  OR EMPLOYMENT AND THE NAME,
                                  PRINCIPAL BUSINESS AND ADDRESS
                                  OF ANY CORPORATION OR OTHER
                                  ORGANIZATION IN WHICH SUCH
NAME                              EMPLOYMENT IS CONDUCTED          CITIZENSHIP
----                              ------------------------------   -----------

Nikolas Antonopoulos              Chief Executive Officer and      United States
(Chairman and Chief Executive     President,
Officer)                          Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Joseph F. Braunstein, Jr.         President,                       United States
(President and Director)          Crum & Forster Holding Inc. and
                                  various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Mary Jane Robertson               Executive Vice President, Chief  United States
(Executive Vice President,        Financial Officer and Treasurer,
Treasurer and Director)           Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Douglas M. Libby                  President,                       United States
(Senior Vice President and        Seneca Insurance Company
Director)                         160 Water Street
                                  New York, NY  10038

                                                                         ANNEX P

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

            The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                  PRESENT PRINCIPAL OCCUPATION
                                  OR EMPLOYMENT AND THE NAME,
                                  PRINCIPAL BUSINESS AND ADDRESS
                                  OF ANY CORPORATION OR OTHER
                                  ORGANIZATION IN WHICH SUCH
NAME                              EMPLOYMENT IS CONDUCTED          CITIZENSHIP
----                              ------------------------------   -----------

Nikolas Antonopoulos              Chief Executive Officer and      United States
(Chief Executive Officer and      President,
Chairman)                         Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Joseph F. Braunstein, Jr.         President,                       United States
(President and Director)          Crum & Forster Holding Inc. and
                                  various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Mary Jane Robertson               Executive Vice President, Chief  United States
(Executive Vice President, Chief  Financial Officer and Treasurer,
Financial Officer, Treasurer      Crum & Forster Holdings Corp.
and Director)                     and various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Dennis J. Hammer                  Senior Vice President and        United States
(Senior Vice President and        Controller,
Controller)                       United States Fire Insurance
                                  Company,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

                                                                         ANNEX Q

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        THE NORTH RIVER INSURANCE COMPANY

            The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

                                  PRESENT PRINCIPAL OCCUPATION
                                  OR EMPLOYMENT AND THE NAME,
                                  PRINCIPAL BUSINESS AND ADDRESS
                                  OF ANY CORPORATION OR OTHER
                                  ORGANIZATION IN WHICH SUCH
NAME                              EMPLOYMENT IS CONDUCTED          CITIZENSHIP
----                              ------------------------------   -----------

Nikolas Antonopoulos              Chief Executive Officer and      United States
(Chief Executive Officer and      President,
Chairman)                         Crum & Forster Holdings Corp.
                                  and various other insurance
                                  subsidiaries
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Joseph F. Braunstein, Jr.         President,                       United States
(President and Director)          Crum & Forster Holding Inc. and
                                  various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Mary Jane Robertson               Executive Vice President, Chief  United States
(Executive Vice President, Chief  Financial Officer and Treasurer,
Financial Officer, Treasurer      Crum & Forster Holdings Corp.
and Director)                     and various other insurance
                                  subsidiaries,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

Dennis J. Hammer                  Senior Vice President and        United States
(Senior Vice President and        Controller,
Controller)                       United States Fire Insurance
                                  Company,
                                  305 Madison Avenue
                                  Morristown, NJ 07962

                                  EXHIBIT INDEX

        EXHIBIT NO.    DESCRIPTION
        -----------    -----------

         4.0 Joint Filing Agreement dated as of August 2, 2005 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited., CRC (Bermuda) Reinsurance Limited, FFHL Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, Inc., TIG Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Crum & Forster Holdings Corp., Crum & Forster Holding Inc., United States Fire Insurance Company, and The North River Insurance Company.

         4.1 Lock-up Agreement dated August 2, 2005 of Fairfax Financial Holdings Limited.